Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 on Form S-8 of The Mosaic Company of our report dated August 6, 2004, with respect to the consolidated balance sheets of the Cargill Fertilizer Businesses as of May 31, 2004 and 2003, and the related consolidated statements of operations, cash flows, and stockholder’s equity for each of the years in the three-year period ended May 31, 2004, included in the Proxy Statement/Prospectus dated September 17, 2004, filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and included in the Form S-4 Registration Statement.

Our report on the consolidated financial statements refers to the adoption, in fiscal 2004, of the provisions of the Financial Accounting Standard Board’s Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations.”

/s/ KPMG LLP

Minneapolis, Minnesota

November 15, 2004